Exhibit (d)(25)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 1 effective as of March 21, 2022 (“Amendment No. 1”) to the Investment Sub-Advisory Agreement dated as of July 31, 2020 (“Agreement”) between Equitable Investment Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“EIM” or “Adviser”) and ClearBridge Investments, LLC, a limited liability company organized in the State of Delaware (“ClearBridge” or “Sub-Adviser”).

WHEREAS, the name of EQ/ClearBridge Large Cap Growth Portfolio changed to EQ/ClearBridge Large Cap Growth ESG Portfolio effective March 21, 2022;

NOW, THEREFORE, EIM and ClearBridge agree to modify the Agreement to reflect the new name of the Portfolio as follows:

1.	Appendix A. Appendix A to the Agreement is hereby replaced in its entirety by Appendix A attached hereto.

2.	Ratification. Except as modified and amended hereby, the Agreement is ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC		CLEARBRIDGE INVESTMENTS, LLC

By:	/s/ Kenneth Kozlowski Kenneth Kozlowski Director, Executive Vice President and Chief Investment Officer	By:	/s/ Barbara Brooke Manning Name: Barbara Brooke Manning Title: General Counsel and Chief Compliance Officer

APPENDIX A

AMENDMENT NO. 1 TO

INVESTMENT SUB-ADVISORY AGREEMENT

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Related Portfolio(s)	Annual Sub-Advisory Fee Rate***
Multimanager Aggressive Equity Portfolio* EQ/ClearBridge Large Cap Growth ESG Portfolio (collectively, the “ClearBridge Portfolios”)	0.35% of the ClearBridge Portfolios’ average daily net assets up to and including $500 million; 0.30% of the ClearBridge Portfolios’ average daily net assets in excess of $500 million up to and including $2 billion; and 0.25% of the ClearBridge Portfolios’ average daily net assets in excess of $2 billion.

Portfolio

EQ/ClearBridge Select Equity Managed Volatility Portfolio*,**	0.42% of the Allocated Portion’s average daily net assets up to and including $100 million; and 0.40% of the ClearBridge Allocated Portion’s average daily net assets in excess of $100 million.

*

Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Sub-Adviser, which may be referred to as an “Allocation Portion.”

***

The daily sub-advisory fee for the ClearBridge Portfolios is calculated by multiplying the aggregate net assets of the ClearBridge Portfolios at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily sub-advisory fee applicable to each Portfolio/Sub-Adviser Allocation Portion is the portion of the daily sub-advisory fee for the ClearBridge Portfolios that is equal to the Portfolio’s/Sub-Adviser Allocation Portion’s net assets relative to the aggregate net assets of the ClearBridge Portfolios, including the Portfolio/Sub-Adviser Allocation Portion, used in the fee calculation for that day.